EXHIBIT 99.1

AMC Entertainment Inc. Reports Results
for Second Quarter of Fiscal 2004

KANSAS CITY, Mo. (October 29, 2003)—AMC Entertainment Inc. (AMEX: AEN), one of the world's leading theatrical exhibition companies, today announced results for the second quarter of fiscal year 2004, ended October 2, 2003.

Revenues for the quarter were $438 million, compared to $451 million in last year's second quarter. Fiscal year revenues through the second quarter were $911 million, compared to $913 million through the first twenty six weeks of fiscal 2003.

Net loss for common shares for the second quarter was $4.1 million (11 cents per diluted share), compared to a net loss for common shares of $8.0 million (22 cents per diluted share) in last year's second quarter. Net loss for common shares for the twenty-six-week period was $42,000 (less than 1 cent per diluted share), compared to a net loss for common shares of $18.3 million (50 cents per diluted share) in the same period last year.

Adjusted EBITDA for the second quarter was $58 million, compared to $61 million in last year's second quarter. For the twenty-six-week period, Adjusted EBITDA was $127 million, compared to $123 million for the first two quarters of last year.

"Effective cost controls were a defining characteristic of the quarter and have contributed to record year-to-date Adjusted EBITDA and after tax cash flow," said Peter Brown, chairman and chief executive officer. "We are excited about upcoming film product and look forward to a very strong holiday season."

Highlights of the second quarter and year-to-date periods included:

- Record year-to-date Adjusted EBITDA of $127 million and after tax cash flow of $76 million
- Continued positive free cash flow: $16 million in the quarter and $33 million year-to-date
- Conservative balance sheet: strong credit profile and $242 million in cash
- Enhanced asset quality: improvement in screens per theatre to 15.0 (the highest screens per theatre among major circuits) through the disposition of 45 obsolete screens in the second quarter.

This press release contains non-GAAP financial measures as defined by Regulation G of the Securities and Exchange Commission. As required, the attached financial summary and the Company's website, www.amctheatres.com, contain a discussion of management's use of these measures and reconciliations to the most directly comparable GAAP measures. These non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, the financial measures prepared in accordance with GAAP. The financial measures as determined by management may not be comparable to the same financial measures as reported by other companies. As used herein, GAAP refers to generally accepted accounting principles in the United States of America.

Investors will have the opportunity to listen to the earnings conference call and view the supporting slide presentation at 9 a.m. CST on Wednesday, October 29, 2003, through the website www.amctheatres.com. Listeners can also access the call by dialing (877) 307-8182 or (706) 634-8221 for international callers. A replay of the call will be available on the website and by phone through Wednesday, November 12, 2003. The telephone replay can be accessed by calling (800) 642-1687, or (706) 645-9291 for international callers, and entering the conference ID number 3322465.

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AMC Entertainment Inc. is a leader in the theatrical exhibition industry. Through its circuit of AMC Theatres, the Company operates 232 theatres with 3,497 screens in the United States, Canada, France, Hong Kong, Japan, Portugal, Spain, Sweden and the United Kingdom. Its Common Stock trades on the American Stock Exchange under the symbol AEN. The Company, headquartered in Kansas City, Mo., has a website at www.amctheatres.com.

Any forward-looking statements contained in this release, which reflect management's best judgment based on factors currently known, involve risks and uncertainties. Actual results could differ materially from those anticipated in the forward-looking statements included herein as a result of a number of factors, including among others the Company's ability to enter into various financing programs, the performance of films licensed by the Company, competition, construction delays, the ability to open or close theatres and screens as currently planned, domestic and international political, social and economic conditions, demographic changes, increases in demand for real estate, changes in real estate, zoning and tax laws, unforeseen changes in operating requirements, the Company's ability to identify suitable acquisition candidates and to successfully integrate acquisitions into its operations and results of significant litigation.

Contact:

Richard J. King, Senior Vice President, Corporate Communications
AMC Entertainment Inc.
(816) 221-4000

(FINANCIAL SUMMARY FOLLOWS)

AMC ENTERTAINMENT INC.
FINANCIAL SUMMARY
(In thousands, except per share and other data)

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	Oct. 2, 2003	Sept. 26, 2002	Oct. 2, 2003	Sept. 26, 2002
Statement of Operations Data				
Admissions	$301,035	$307,234	$623,223	$616,701
Concessions	112,425	120,145	237,006	246,316
Other theatre	12,608	10,505	25,082	23,259
NCN and other	12,144	13,214	26,115	26,448
Total revenues	438,212	451,098	911,426	912,724
Film exhibition costs	162,595	169,338	341,056	344,058
Concession costs	12,584	13,684	27,011	29,647
Theatre operating expense	104,444	111,576	212,818	221,584
Rent	78,875	74,162	157,792	148,112
NCN and other	10,387	11,861	22,708	24,352
General and administrative expense:				
Stock-based compensation	876	503	1,169	1,012
Other	11,597	9,658	23,431	41,439
Preopening expense	389	451	1,431	1,248
Theatre and other closure expense	1,116	1,459	1,734	1,230
Depreciation and amortization	28,767	31,985	57,244	61,417
Disposition of assets and other gains	(1,956)	(1,236)	(1,956)	(1,422)
Total costs and expenses	409,674	423,441	844,438	872,677
Interest expense	19,140	19,321	37,439	38,788
Investment income	(611)	(783)	(1,262)	(1,785)
Total other expense	18,529	18,538	36,177	37,003
Earnings before income taxes	10,009	9,119	30,811	3,044
Income tax provision	4,400	11,900	13,400	6,700
Net earnings (loss)	$ 5,609	$ (2,781)	$ 17,411	$ (3,656)
Preferred dividends	9,662	5,228	17,453	14,647
Net loss for common shares	$ (4,053)	$ (8,009)	$ (42)	$ (18,303)
Net loss per share:				
Basic	$ (.11)	$ (.22)	$ -	$ (.50)
Diluted	$ (.11)	$ (.22)	$ -	$ (.50)
Average shares outstanding:				
Basic	36,744	36,302	36,586	36,289
Diluted	36,744	36,302	36,586	36,289

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	Oct. 2, 2003	Sept. 26, 2002	Oct. 2, 2003	Sept. 26, 2002
Other Financial Data:				
Net cash provided by operating activities	$ 14,222	$ 8,502	$ 57,556	$ 46,147
Net cash used in investing activities	(19,305)	(23,675)	(50,424)	(84,420)
Net cash provided by (used in) financing activities	(14,287)	105	(8,983)	2,297
Adjusted EBITDA [1]	57,730	60,819	126,610	122,782
After tax cash flow [1]	35,252	29,707	75,824	69,311
Net capital expenditures [2]	19,115	9,362	43,274	29,785
Free cash flow [3]	16,137	20,345	32,550	39,526
Other Data:				
Screen additions	-	-	34	18
Screen acquisitions	-	-	-	641
Screen dispositions	45	58	59	58
Average screens	3,494	3,515	3,498	3,520
Attendance (in thousands)	46,590	51,363	96,724	104,194
Number of screens operated (period end)			3,499	3,500
Number of theatres operated (period end)			233	242
Screens per theatre circuit wide			15.0	14.5

	Oct. 2, 2003	April 3, 2003
Balance Sheet Data:		
Cash and equivalents	$ 241,685	$ 244,412
Corporate borrowings	668,842	668,661
Capital and financing lease obligations	61,546	59,101
Net debt [4]	488,703	483,350
Stockholders' equity	316,582	291,904
Total shares [5]	78,133	76,481

[1]We have included Adjusted EBITDA and After tax cash flow because we believe they provide investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes. Adjusted EBITDA represents earnings before interest expense, income taxes, depreciation and amortization as adjusted for stock-based compensation and special compensation expense (related primarily to forgiveness of loans to executive officers in fiscal 2003) included in general and administrative expense, preopening expense, theatre and other closure expense, disposition of assets and other gains and investment income.

[2]We have included Net capital expenditures because we believe it provides investors with additional information concerning our net cash requirements for property, excluding acquisitions.

[3]Represents After tax cash flow less Net capital expenditures. We have included Free cash flow because we believe it provides investors with additional information concerning the resources available for strategic opportunities including, among others, to invest in the business, make acquisitions and strengthen the balance sheet.

[4]Represents corporate borrowings and capital and financing lease obligations less cash and equivalents. We have included Net debt because we believe it provides investors with additional information to estimate our value and evaluate our leverage.

[5]Represents outstanding shares of Common Stock and Class B Stock and incremental shares issuable under stock options and stock awards, using the treasury stock method, and upon the conversion of Series A Convertible Preferred Stock to Common Stock.

The following tables provide reconciliations of our non-GAAP financial measures to their most directly comparable GAAP measures.

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	Oct. 2, 2003	Sept. 26, 2002	Oct. 2, 2003	Sept. 26, 2002
Adjusted EBITDA Reconciliation				
(In thousands)				
Net earnings (loss)	$ 5,609	$ (2,781)	$ 17,411	$ (3,656)
Interest expense	19,140	19,321	37,439	38,788
Income tax provision	4,400	11,900	13,400	6,700
Depreciation and amortization	28,767	31,985	57,244	61,417
Investment income	(611)	(783)	(1,262)	(1,785)
Stock-based compensation expense and special compensation expense	876	503	1,169	20,262
Theatre and other closure expense	1,116	1,459	1,734	1,230
Disposition of assets and other gains	(1,956)	(1,236)	(1,956)	(1,422)
Preopening expense	389	451	1,431	1,248
Adjusted EBITDA	$ 57,730	$ 60,819	$126,610	$122,782

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	Oct. 2, 2003	Sept. 26, 2002	Oct. 2, 2003	Sept. 26, 2002
After Tax Cash Flow and				
Free Cash Flow Reconciliation				
(In thousands)				
Net cash provided by operating activities	$ 14,222	$ 8,502	$ 57,556	$ 46,147
Disposition of assets and other gains	1,956	1,236	1,956	1,422
Changes in working capital items and other	19,074	29,569	15,602	26,142
Deferred taxes	-	(9,600)	710	(4,400)
After tax cash flow	$ 35,252	$ 29,707	$ 75,824	$ 69,311
Less net capital expenditures	19,115	9,362	43,274	29,785
Free cash flow	$ 16,137	$ 20,345	$ 32,550	$ 39,526

	Thirteen Weeks Ended		Twenty-six Weeks Ended	
	Oct. 2, 2003	Sept. 26, 2002	Oct. 2, 2003	Sept. 26, 2002
Net Capital Expenditures Reconciliation				
(In thousands)				
Net cash used in investing activities	$(19,305)	$(23,675)	$(50,424)	$(84,420)
Acquisition of GC Companies, Inc., net of cash acquired and proceeds from sale of venture capital investments	-	3,898	-	46,253
Acquisition of Gulf States Theatres	-	701	-	701
Purchase of leased furniture, fixtures and equipment	-	4,194	-	7,052
Proceeds from disposition of long-term assets	(514)	(2,237)	(1,017)	(3,338)
Other, net	704	7,757	8,167	3,967
Net capital expenditures	$(19,115)	$ (9,362)	$(43,274)	$(29,785)